April 16, 2009

Mr. Craig Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	International Business Machines Corporation SEC Comment Letter dated April 3, 2009 SEC File No. 001-02360

Dear Mr. Wilson:

International Business Machines Corporation is submitting the following responses to the Staff’s comment letter dated April 3, 2009 on the company’s Form 10-K for the fiscal year ended December 31, 2008, filed on February 24, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.                                                                                       We note the reference on page 23 to increasing your focus on opportunities in countries in the Middle East and Latin America.  We also note, from the information you provide regarding geographic revenue on pages 30 and 42 of Exhibit 13 to the Form 10-K, that revenue has increased in the Americas and in the region including the Middle East and Africa.  Finally, we are aware of news articles from November and December of 2008 stating that companies with whom you have partnered or who distribute your products have offices in Iran, Sudan and Syria, and a November 2007 article stating that one such company would use IBM infrastructure, hardware servers and storage to run a business management system for an entity that is agent for a large Iranian company.

Iran and Syria, located in the Middle East, Sudan located in Africa, and Cuba, alternatively viewed as included in references to the Caribbean or to Latin America, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan or Syria.  Please provide us with information regarding the nature and extent of your past, current and anticipated contacts with the referenced countries, updated since your letters to us of July 17, September 13 and October 10 of 2006.  Include information regarding contacts through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements.  Your response should describe any products, equipment, components, technology and services you have provided to those countries, and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

Response:                                        IBM complies with all U.S. economic sanctions and export laws and regulations, including those regarding countries identified as state sponsors of terrorism by the U.S. Department of State.  In that regard, IBM has no subsidiaries, affiliates, joint-venture arrangements, business partners or other operations in Cuba, Iran, Sudan or Syria.   IBM has not pursued any business activities with these countries since those described in our letters to the SEC of July 17, September 13, and October 10 of 2006.  IBM has no plans to pursue any business activities in these countries while these sanctions remain in place.

IBM’s foreign affiliates and subsidiaries may have multi-national customers, who are not subject to U.S. sanctions, laws and regulations and, thus may have business dealings in one or more of the U.S. embargoed countries.  IBM’s affiliates and subsidiaries carefully review such agreements with those customers to ensure that all applicable U.S. export controls and sanctions regulations are fully complied with as a condition of doing business.

IBM is not familiar with the articles from November and December 2008, referenced in your question and we have not been able to locate those articles.    As noted above, IBM does not have any business partners in Cuba, Iran, Sudan, or Syria.  IBM’s business partner agreements contain clear terms and conditions that bind our business partners to fully comply with all applicable U.S. regulations when pursuing business opportunities authorized by the agreement.  These terms include, but are not limited to, specific definitions of the business partner’s authorized sales territories, which always exclude countries and entities subject to U.S. sanctions, and provisions obligating the business partners to ensure their legitimate IBM related activities are conducted in a fully compliant manner.  The business partner’s performance is periodically monitored by IBM to assess compliance with the terms of their agreement with IBM.

With regard to the article of November 25, 2007, Specialized Technical Services (STS) is an IBM business partner.  STS is bound by IBM’s business partner agreement terms, described above, and limited to the geographic scope of Jordan.  STS uses IBM hardware products in support of their Enterprise Resource Planning (ERP) solution for their customers, including the Al Khayaat Group in Amman, Jordan.   Based on IBM’s research, the Al Khayaat Group appears to be an automobile trading company, selling a variety of autos in Jordan manufactured by companies around the world, including Peugeot and Mazda, as well as Iran’s Khodro.  IBM has no reason to believe that STS or the Al Khayyat Group have delivered any IBM products to anyone in Iran.  In addition, Al Kayyat Group is a Jordanian entity that does not appear to be owned or controlled by the government of Iran.  IBM does not believe any services provided by STS to Al Khayyat Group contravenes U.S. export controls and sanctions laws and regulations.

IBM screens all of its customer relationships against the various U.S. government lists of denied and restricted parties.  When IBM is aware of a non-listed, controlled in fact entity, it includes that entity in its internal Denied Parties List for screening purposes.  IBM Italia Servizi Finanziari S.p.A., a 100 percent owned subsidiary of IBM Italy, currently has an equipment financing lease with an Italian company called Irasco.  IBM’s original inspection of Irasco indicated it to be an Italian subsidiary of Ascotec Gmbh, a German company holding 51 percent of Irasco’s equity.  Upon further inspection of Ascotec (the German company), it was discovered to be wholly owned by Iranian Mines and Mining Industries Development and Renovation Organization (IMIDRO).   After learning of Irasco’s ownership, IBM promptly initiated an investigation of the facts and circumstances of this arrangement.  Our investigation confirmed that the financing transaction is between the two Italian companies with the leased assets located in Italy.  IBM has no knowledge of any activity contrary to U.S. export controls and sanctions laws and regulations associated with the IBM affiliate’s financing agreement with Irasco.  As a result of the investigation, IBM included both Irasco and Ascotec as denied parties in IBM’s internal Denied Parties List.

Risk Factors, page 10

Competitive Conditions, page 12

2.                                                                                       We note that you have referred to your competition discussion in the business section beginning on page 6 in place of providing a separate risk factor.  It is unclear how this reference complies with the requirements of Item 503(c) of Regulation S-K.  Your risk factors should provide readers with a succinct discussion of each identified risk.  The subheading should concisely characterize the risks that result from the facts or uncertainties identified and the text that follows should briefly and succinctly describe those facts or uncertainties that give rise to the material risks.  Information provided in the risk factors should not be a mere repetition of information already provided elsewhere in the report.

Response:                                        The company complies with the requirements of Item 503(c) of Regulation S-K in its risk factor disclosures.  The company does not intend to include a risk factor on competitive conditions in light of our disclosure of competitive conditions in the Business section and because competitive risks apply to most companies and are not unique to IBM.  In the Form 10-K for 2008, we cross-referenced to the discussion in the Business section in an effort to direct investor attention to this new disclosure.  We will remove that cross-reference in future Form 10-K filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Incorporated by reference from the 2008 Annual Report to Stockholders)

Year in Review

Financial Position

Debt, page 35

3.                                                                                       Please tell us how you calculated the debt-to-capital ratio for the periods presented.  It appears that your calculation is based on total debt less debt attributed to your Global Financing segment and total equity less estimated equity attributed to the Global Financing segment.  If this is the case, please tell us how you considered the requirements of Item 10(e) of Regulation S-K.

Response:                                        The debt-to-capital ratio for the periods presented is calculated as follows:

Numerator: (Total company debt less total IBM Global Financing segment debt)

Denominator: (Total stockholders’ equity less IBM Global Financing equity) plus (total company debt less total IBM Global Financing segment debt)

The debt information is provided on pages 35 and 57 and the IBM Global Financing equity is presented within the IBM Global Financing Balance Sheet on page 54 of the company’s Annual Report.

The IBM Global Financing segment provides financing to the company’s customers and business partners.  A financing business is managed on a leveraged basis, and, as discussed on page 56, the company funds IBM Global Financing using a debt-to-equity ratio target of approximately 7 to 1.  Given this significant leverage, the company presents a debt-to-capital ratio which excludes IBM Global Financing debt and equity as it believes this is more representative of the company’s core business operations.

In the company’s first quarter Form 10-Q, to be filed on April 28, 2009, and in all future filings, consistent with the requirements of Item 10(e) of Regulation S-K, the company will include the most directly comparable measure calculated in accordance with generally accepted accounting principles (GAAP); a reconciliation of the differences between the non-GAAP financial measure and the comparable GAAP measure; and a statement disclosing why the company’s management believes that the non-GAAP measure provides useful information to investors.

Other Information

Looking Forward, page 44

4.                                                                                       We note your references in Management’s Discussion and Analysis to the difficult economic environment experienced in 2008, though you experienced “solid financial results” in the fourth quarter, and to the fact that “the current economic crisis increases the pressure on both businesses and governments around the world to adapt.”  It does not appear, however, that you have identified in the forward-looking discussion any reasonably expected material impact on net sales or revenues or income from continuing operations with respect to these known trends or uncertainties.  Please tell us what consideration you gave to Item 303(a)(3) of Regulation S-K with regard to describing any potential effects of the global economic downturn on your business, to the extent known.

Response:                                        Within the Management Discussion and Analysis, the company highlighted that it “performed extremely well in a difficult environment, delivering record levels of revenue, pre-tax profit, earnings per share and cash flow from operations.” (Page 19).  The company also discussed the key drivers for this performance and its belief that the company enters 2009 in an “excellent operational and financial position” and “will take advantage of the environment to continue to execute its strategies.” (Page 44).  Within the Looking Forward section, the company describes many of the key actions / strategies that will drive performance in 2009, including continued margin expansion.  The company did assess Item 303(a)(3) of Regulation S-K when discussing its expectations for 2009 and concluded that it could not identify with any level of precision any likely and material impact to the business from the economic crisis.  In describing the key drivers of the business for the future in the context of the current economic environment, the company believes it is providing investors with the appropriate context for understanding current performance and future business conditions.  The company will continue to assess the requirements of Item 303(a)(3) in its future filings.

The highlighted reference “….the current economic crisis increases the pressure on both business and governments around the world to adapt” is contained within the company’s Strategy discussion on page 21 of the Annual Report.  This statement refers to the company’s customers and the need that they have to “develop new business designs and technical architectures that allow their businesses the flexibility required to compete in this new landscape” (Page 21).

The company believes it is well-positioned to provide its customers with the high value solutions they need to compete in 2009 and beyond.

Liquidity and Capital Resources, page 45

5.                                                                                       You state on page 46 that over the past five years the company generated over $55 billion in free cash flow available for investment and distribution to shareholders and that during that period, the company invested $14.3 billion in strategic acquisitions and returned over $61 billion to shareholders through dividends and share repurchases.  Please tell us how you considered Question 13 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to your discussion of free cash flow.  In addition, please describe for us how you considered disclosing your policies regarding acquisitions, dividends and share repurchases in excess of free cash flows, including consideration of increasing financial leverage.  Address the potential risks and how management weighs those risks with the perceived benefits and opportunities associated with strategic investments and returning value to shareholders in the form of dividends and share repurchases.

Response:                                        Consistent with the requirements of Question 13 of the SEC’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, the company included the following disclosures in its discussion of free cash flow on page 46 of the Annual Report:

•                  Management’s rationale for the use of free cash flow as a measure

•                  A five year table which presents both the calculation of free cash flow and a reconciliation to the most comparable measure under GAAP

•                  Additional data within the table which highlights the key uses of free cash flow, including the impacts of acquisitions, dividends and share repurchases

The company does not view cash flow strategic decisions regarding acquisitions, share repurchases and dividend payments as policies.  Any strategic decisions made by the company with regard to these items are made on a case-by-case basis after consideration of all relevant risks and rewards.  Any significant or material decisions are disclosed to the company’s investors.

In May 2007, the company met with investors and analysts and discussed a road map for earnings per share in 2010 (Form 8-K, May 17, 2007).  This road map is described on pages 44 – 45 in the Annual Report, highlighting the components of the road map including the role of acquisitions, share repurchases, cash generation and the return of value to shareholders.  The contribution and progress of each element of the roadmap is discussed with investors through the quarterly earnings call (Form 8-K, January 20, 2009 and January 21, 2009) and the company’s annual investor briefing.  (Form 8-K, March 6, 2008).

The company has an established financial leverage target (Form 8-K, May 29, 2007) through its core debt-to-capital ratio (excludes IBM Global Financing debt and equity) and periodically reports this ratio and key variances from target through its quarterly earnings process and Annual Report.  In addition, within the Annual Report, the company discusses its liquidity and credit standing and its belief and ability to fund different investment objectives, including acquisitions, dividends, share repurchase and debt servicing requirements.

Item 8. Consolidated Financial Statements (Incorporated by reference from the 2008 Annual Report to Stockholders)

Notes to Consolidated Financial Statements

Note A. Significant Accounting Policies

Revenue

Services, page 67

6.                                                                                       We note you recognize revenue from certain service contracts under the percentage of completion method of SOP 81-1.  Please explain to us how you have considered footnote 1 of SOP 81-1 with respect to these contracts and tell us how you distinguish between POC and non-POC contracts.  As part of your response, clarify whether the service arrangements you account for pursuant to 81-1 include ongoing services after the design and build portion of the contract is complete and whether such ongoing services impact your revenue recognition.

Response:                                        When evaluating services arrangements that include POC services, the company determines first whether the arrangement contains one unit or multiple units of accounting in accordance with EITF Issue 00-21, “Revenue Arrangements with Multiple Deliverables.”  If the on-going services are separable from the services within the scope of SOP 81-1, the company applies EITF 00-21 to allocate revenue between the POC and non-POC deliverables as required by paragraph 4(a)(iii) in EITF 00-21.  If the arrangement is considered to be one unit of accounting, the company recognizes revenue over the period that the on-going services are provided using either an objective measure of output or a straight-line basis over the term of the contract.

The company’s use of the POC method is limited to fixed-price design and build arrangements, considered to be a separate unit of accounting, in which the tangible product delivered is not incidental to the overall arrangement.  These arrangements consist of contracts in which the company designs, develops or manufactures complex electronic equipment or products to a customer’s unique specifications as defined in paragraph 13 of SOP 81-1.

Note O.  Contingencies and Commitments, page 97

7.                                                                                       We note your disclosure on page 99 that any recorded liabilities including any changes in liability related to pending legal matters for the year ended December 31, 2008 were not material to the consolidated financial statements.  If no accrual is made for a particular loss contingency or if your exposure to loss exists in excess of the amount accrued pursuant to SFAS 5, please tell us how you considered the disclosure requirements of paragraph 10 of SFAS 5, SOP 96-1 and Question 2 of SAB Topic 5Y.

Response:                                        On a quarterly basis, the company reviews all claims, suits and proceedings and provisions are taken or adjusted to reflect the impact and status of those matters, including any settlements, rulings, advice of counsel and other information pertinent to a particular matter.  If the potential loss from any claim or proceeding is considered probable and the amount can be reasonably estimated, the company accrues a liability for the estimated loss.  With respect to those items for which a provision is not taken, the company assesses whether there is at least a reasonable possibility of a material loss, and in that event, the company provides appropriate disclosure of that claim or proceeding.  In assessing whether to disclose potential exposure to loss in excess of the amounts accrued, it is the company’s experience that claims, suits and proceedings are inherently uncertain and it is not possible to predict the ultimate outcome or range of outcomes of these matters.  In addition, based on its experience, the company believes that the amounts claimed in these matters are not meaningful, useful or reliable indicators of actual liability or exposure.  Consistent with the requirements of paragraph 10 of SFAS 5, SOP 96-1 and Question 2 of SAB Topic 5Y, the company has provided disclosure of all items that have at least a reasonable possibility of a material loss.

8.                                                                                       We note your disclosure on page 99 that it is not possible to predict the maximum potential amount of future payments under the various indemnification agreements due to the conditional nature of the company’s obligations and the unique facts and circumstances involved in each particular agreement.  Please tell us how you considered disclosing the following pursuant to FIN 45 and FSP FIN 45-1, as applicable:

•                  Describe the conditional nature of the obligation that prevents the company from estimating the maximum potential amount of future payments.  We note you disclose that some of the agreements contain provisions that limit the amounts subject to the indemnification agreement; therefore, it appears that you would know the maximum potential amount at least related to those types of agreements.

•                  If the terms of some of the agreements provide for no limitation to the maximum potential future payments under the agreement, that fact should be disclosed.

Response:                                        A substantial portion of IBM’s business is performed under standard contractual terms and conditions.  Under certain terms, which are consistent with the terms and conditions generally offered by information technology firms, IBM agrees to indemnify its customers for third party claims of patent or copyright infringement caused by IBM’s products or services.  By definition, potential liability under intellectual property (IP) claims is inherently difficult to predict or quantify because it is conditioned on numerous factors, including applicable licenses and determinations about the validity and infringement of IP rights and any related damages.

While there are no contractual maximums in our standard terms for these indemnity obligations, the company’s liability is by definition limited to the costs of defense and any damages, costs and attorneys fees that might be awarded to the third party in the lawsuit.  At the time these contracts are entered into, however, there is no way to quantify the potential costs of defense and any damages, costs and attorneys fees that might be awarded in the event of a future indemnification claim.  Our standard agreements also contain provisions that disclaim our liability for loss of damage to data, loss of profits, revenue and business opportunities, other consequential or indirect damages, and special or exemplary damages.  Such provisions, however, do not contain a maximum potential amount for IBM’s liability under the agreement at issue; instead, they just preclude certain types of claims from being brought against IBM.

Our standard contractual terms and conditions provide the company with several options to remedy potential intellectual property infringement claims, such as modification of the product, obtaining a third party license, or replacement of the

product with an equivalent product.   In limited situations, the company may provide additional customer or product-unique indemnities that may include a cap on the company’s liability.  However, these terms are unique and are not common across types of agreements and offerings.

In future Form 10-K and Form 10-Q filings, we will clarify the disclosure on page 99 by adding the following:  “While typically indemnification provisions do not include a contractual maximum on the company’s payment, the company’s obligations under these agreements may be limited in terms of time and/or nature of claim…”

•                  Describe the nature of and extent to which amounts are recoverable by the company pursuant to third party recourse agreements.

Response:                                        There are various situations in which the company is a party to third party recourse agreements, the most common of which relate to parallel indemnification obligations running from our subcontractors, suppliers and program developers.  These recourse agreements typically provide similar rights to the company as provided to the company’s customers. The extent to which amounts may be recoverable under recourse agreements is inherently difficult to predict or quantify because any recovery would require IBM to map the particular IP claim against the specific equipment or functionality provided by the supplier.  Recourse actions often involve equipment or functionality provided by both the supplier and the party seeking recourse payment and/or third parties.  Under those circumstances, the party seeking recourse payment must show that the IP claim at issue relates to equipment or functionality of the supplier.  As a practical matter, the extent of any potential recourse payment can only be fully assessed after the underlying claim has been resolved and the parameters of the relevant equipment and functionality identified.

•                  Quantify the period-end carrying amount of the liability, if any, for the company’s obligations under the agreements.

Response:                                        As of December 31, 2008, the company had a $6 million liability for intellectual property rights indemnifications which resulted from divestiture-related negotiations.  This liability was not disclosed due to its insignificance.  Separate from its litigation-related liabilities, the company had recorded a liability of $148 million at December 31, 2008 for certain environmental indemnifications related to property the company previously owned or occupied.  The long term portion of this liability ($143 million) is included in the $246 million liability separately disclosed in Note M on page 94 of the Annual Report.

Note U.  Retirement-Related Benefits, page 106

9.                                                                                       We note that you have used an expected long-term return on plan assets assumption of 8% for your U.S. defined benefit pension plans since 2003.  Please tell us how you considered disclosing the impact of current market conditions on your determination of the expected return as of December 31, 2008.  In addition, please clarify why the expected return for your non-U.S. defined benefit pension plans has changed during each period presented while the expected return for your U.S. plans has remained unchanged.

Response:                                        In accordance with FAS 87, the company determined its 2008 expected long-term return on plan assets for the U.S. and non-U.S. defined benefit plans during December 2007, to be applied January 1, 2008 and was the rate of return used in measuring expected return for the year ended December 31, 2008.  In making this determination, the company considers each plan’s investment strategy and the expected future returns by asset class over the long-term.  The expected long-term rate of return reflects the average rate of earnings on the funds invested or to be invested in future periods to fund the benefit payments assumed in the projected benefit payment obligation. In the U.S. there were no significant changes in asset mix during the year that would have had an impact on the expected rate of return determined at the beginning of the year.  The expected long-term return on plan assets is developed by the company using an arithmetic average and is tested for reasonableness against historical returns, usually over a 10 year period.  When determining the expected long-term return, the company places emphasis on its forward looking model described above, which yielded 8 percent.

The company applied the same methodology described above in determining the 2009 expected long-term return on plan assets for the US plan during December 2008 resulting in a rate of 8 percent. Consistent with the methodology in prior years, the company considered the current market conditions when determining the expected long-term return and did not note a significant impact based on the long-term investment strategy or the expected future returns by asset class given the long-term nature of the plan’s assets and liabilities.  The company believes its 2009 expected return is appropriate as is it supported by the forward looking model and is reasonable when compared to historical returns.

The expected rate of return of the non-US defined benefit pension plans disclosed in the 2008 Form 10-K is the average of over 25 individual plan returns weighted by the market value of each plan’s assets. The most significant driver of the decreases in the non-US expected rate of return for each period presented is  related to changes in the asset mix in the United Kingdom plan, one of the largest non-US plans, with the plan investments shifting in both years from equities to fixed income.

Note W. Subsequent Events, page 119

10.                                                                                 We note numerous press reports regarding employee layoffs and job cuts in January 2009.  Please tell us how you considered the requirements of AU Section 560 with respect to these actions.

Response:                                        In the fourth quarter of 2008, the company recorded charges related to workforce reductions.  These charges were reflected in Selling, General and Administrative expense in the Consolidated Statement of Earnings.  These charges, and their impact on the company’s financial results, were highlighted in the Annual Report in the Management Discussion and Analysis within the Year in Review section in Results of Continuing Operations (page 31) and in Consolidated Fourth-Quarter Results (page 39).  The company’s 2008 Consolidated Financial Statements reflected the financial impacts of all workforce reduction actions consistent with GAAP.  There were no subsequent events, as defined in AU Section 560, that required adjustment or disclosure in the financial statements prior to issuance.

Part III (Incorporated by reference from the Definitive Proxy Statement filed March 9, 2009)

11.                                                                                 You state with respect to the benchmarking surveys that your philosophy is to generally target the median of the market for cash and total compensation for IBM job roles compared to jobs of similar size and complexity at companies within your benchmarking group.  However, you do not discuss how actual compensation compares with the benchmark.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.  Please tell us what consideration you gave to providing this disclosure and confirm that you will provide disclosure to this effect in future filings as appropriate.

Response:                                        The company’s compensation philosophy is to generally target the median of our benchmarking group for cash (the sum of base salary and target incentive) and total compensation (the sum of base salary, target incentive and equity awards at target) for senior level executives, relying on the benchmarking data available at the time that compensation decisions are made focusing on job roles of similar size and complexity to IBM.  As further explained in our Compensation Discussion and Analysis, benchmarking data alone is not the sole driver for each individual compensation decision; rather, this data is used together with the Executive Compensation and Management Resources Committee’s consideration of an executive’s individual performance and longer term potential.  In addition, individual experience and skills, and retention considerations are also taken into account.  In contrast to how target compensation (cash and total compensation) decisions are made, annual and long term incentive payouts (the amounts individuals receive at the end of the performance period) will vary based on an executive’s performance and the company’s business results.

In future proxy statements, the company will further explain that because factors such as performance and retention, as well as size and complexity of the job role, are considered when compensation decisions are made, the cash and total compensation for an individual named executive officer may be higher or lower than the median of the total benchmarking group.

In response to your letter, the company also acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require more information, please contact me or Richard Carroll, IBM Chief Accountant, 1 New Orchard Road, Armonk, New York 10504, (914) 499-5260.

Sincerely,

/s/ James J. Kavanaugh
James J. Kavanaugh
Vice President and Controller